                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 3)

                       STARTECH ENVIRONMENTAL CORPORATION
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    855906103
                                 (CUSIP Number)

                             ARTHUR STEINBERG, ESQ.,
                   AS TEMPORARY RECEIVER, C/O KAYE SCHOLER LLP
                                 425 PARK AVENUE
                               NEW YORK, NY 10022
                                 (212) 836-8564
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                FEBRUARY 16, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                               Page 1 of 10 Pages

                                  SCHEDULE 13D

CUSIP NO. 855906103                                          PAGE 2 OF 10 PAGES

---------------------------------------------------------------------------------------------------------------
                     NAME OF REPORTING PERSON
 1                   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Northshore Asset Management, LLC
---------------------------------------------------------------------------------------------------------------
                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                                                      (a) [ ]
                                                                                                        (b) [ ]
---------------------------------------------------------------------------------------------------------------
                     SEC USE ONLY
 3
---------------------------------------------------------------------------------------------------------------
                     SOURCE OF FUNDS*
 4
                     OO - Investment Funds
---------------------------------------------------------------------------------------------------------------
                     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5                   PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                            [X]

---------------------------------------------------------------------------------------------------------------
                     CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                     Delaware
---------------------------------------------------------------------------------------------------------------
                     SOLE VOTING POWER
 NUMBER OF      7
   SHARES            0
BENEFICIALLY --------------------------------------------------------------------------------------------------
  OWNED BY           SHARED VOTING POWER
    EACH        8
 REPORTING           4,806,391 (1)
   PERSON    --------------------------------------------------------------------------------------------------
    WITH             SOLE DISPOSITIVE POWER
                9
                     0
             --------------------------------------------------------------------------------------------------
                     SHARED DISPOSITIVE POWER
               10
                     4,806,391 (1)
             --------------------------------------------------------------------------------------------------
                     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
 11                  PERSON

                     4,806,391
---------------------------------------------------------------------------------------------------------------
                     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
 12                  CERTAIN SHARES*
                                                                                                            [ ]

---------------------------------------------------------------------------------------------------------------
                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
                     26.9%
---------------------------------------------------------------------------------------------------------------
                     TYPE OF REPORTING PERSON*
 14
                     OO (Limited Liability Company)
---------------------------------------------------------------------------------------------------------------

(1)   See Item 5 herein.

*     See Instructions Before Filling Out!

                                  SCHEDULE 13D

CUSIP NO. 855906103                                          PAGE 3 OF 10 PAGES

---------------------------------------------------------------------------------------------------------------
                     NAME OF REPORTING PERSON
 1                   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Astor Fund, LLC
---------------------------------------------------------------------------------------------------------------
                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                                                      (a) [ ]
                                                                                                        (b) [ ]
---------------------------------------------------------------------------------------------------------------
                     SEC USE ONLY
 3
---------------------------------------------------------------------------------------------------------------
                     SOURCE OF FUNDS*
 4
                     OO
---------------------------------------------------------------------------------------------------------------
                     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5                   PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                            [ ]

---------------------------------------------------------------------------------------------------------------
                     CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                     Delaware
---------------------------------------------------------------------------------------------------------------
                     SOLE VOTING POWER
  NUMBER OF     7
   SHARES            0
BENEFICIALLY --------------------------------------------------------------------------------------------------
  OWNED BY           SHARED VOTING POWER
   EACH         8
 REPORTING           3,558,347 (2)
  PERSON     --------------------------------------------------------------------------------------------------
   WITH              SOLE DISPOSITIVE POWER
                9
                     0
             --------------------------------------------------------------------------------------------------
                     SHARED DISPOSITIVE POWER
               10
                     3,558,347 (2)
---------------------------------------------------------------------------------------------------------------
                     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
 11                  REPORTING PERSON

                     3,558,347
---------------------------------------------------------------------------------------------------------------
                     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
 12                  CERTAIN SHARES*                                                                        [ ]

---------------------------------------------------------------------------------------------------------------
                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
                     19.9%
---------------------------------------------------------------------------------------------------------------
                     TYPE OF REPORTING PERSON*
 14
                     OO (Limited Liability Company)
---------------------------------------------------------------------------------------------------------------

(2)   See Item 5 herein.

*     See Instructions Before Filling Out!

                                  SCHEDULE 13D

CUSIP NO. 855906103                                          PAGE 4 OF 10 PAGES

---------------------------------------------------------------------------------------------------------------
                     NAME OF REPORTING PERSON
 1                   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     NSCT, LLC
---------------------------------------------------------------------------------------------------------------
                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                                                      (a) [ ]
                                                                                                        (b) [ ]
---------------------------------------------------------------------------------------------------------------
                     SEC USE ONLY
 3
---------------------------------------------------------------------------------------------------------------
                     SOURCE OF FUNDS*
 4
                     OO
---------------------------------------------------------------------------------------------------------------
                     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5                   PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                            [ ]

---------------------------------------------------------------------------------------------------------------
                     CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                     Connecticut
---------------------------------------------------------------------------------------------------------------
                     SOLE VOTING POWER
 NUMBER OF      7
   SHARES            0
BENEFICIALLY --------------------------------------------------------------------------------------------------
  OWNED BY           SHARED VOTING POWER
    EACH        8
 REPORTING           1,000,000 (3)
   PERSON    --------------------------------------------------------------------------------------------------
    WITH             SOLE DISPOSITIVE POWER
                9
                     0
             --------------------------------------------------------------------------------------------------
                     SHARED DISPOSITIVE POWER
               10
                     1,000,000 (3)
---------------------------------------------------------------------------------------------------------------
                     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
                     1,000,000
---------------------------------------------------------------------------------------------------------------
                     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
 12                  CERTAIN SHARES*
                                                                                                            [ ]

---------------------------------------------------------------------------------------------------------------
                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
                     5.6%
---------------------------------------------------------------------------------------------------------------
                     TYPE OF REPORTING PERSON*
 14
                     OO (Limited Liability Company)
---------------------------------------------------------------------------------------------------------------

(3)   See Item 5 herein.

*     See Instructions Before Filling Out!

                                  SCHEDULE 13D

CUSIP NO. 855906103                                          PAGE 5 OF 10 PAGES

---------------------------------------------------------------------------------------------------------------
                     NAME OF REPORTING PERSON
 1                   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Circle Trust Company
---------------------------------------------------------------------------------------------------------------
                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                                                      (a) [ ]
                                                                                                        (b) [ ]
---------------------------------------------------------------------------------------------------------------
                     SEC USE ONLY
 3
---------------------------------------------------------------------------------------------------------------
                     SOURCE OF FUNDS*
 4
                     OO
---------------------------------------------------------------------------------------------------------------
 5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                            [ ]

---------------------------------------------------------------------------------------------------------------
                     CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                     Connecticut
---------------------------------------------------------------------------------------------------------------
                     SOLE VOTING POWER
 NUMBER OF      7
   SHARES            0
BENEFICIALLY --------------------------------------------------------------------------------------------------
  OWNED BY           SHARED VOTING POWER
    EACH        8
 REPORTING           1,000,000 (4)
   PERSON    --------------------------------------------------------------------------------------------------
    WITH             SOLE DISPOSITIVE POWER
                9
                     0
             --------------------------------------------------------------------------------------------------
                     SHARED DISPOSITIVE POWER
               10
                     1,000,000 (4)
             --------------------------------------------------------------------------------------------------
                     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
 11                  PERSON

                     1,000,000
---------------------------------------------------------------------------------------------------------------
                     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
 12                  CERTAIN SHARES*
                                                                                                            [ ]

---------------------------------------------------------------------------------------------------------------
                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
                     5.6%
---------------------------------------------------------------------------------------------------------------
                     TYPE OF REPORTING PERSON*
 14
                     OO (Limited Purpose Trust Company)
---------------------------------------------------------------------------------------------------------------

(4)   See Item 5 herein.

*     See Instructions Before Filling Out!

                                  SCHEDULE 13D

CUSIP NO. 855906103                                          PAGE 6 OF 10 PAGES

---------------------------------------------------------------------------------------------------------------
                     NAME OF REPORTING PERSON
 1                   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Arthur Steinberg, as Receiver
---------------------------------------------------------------------------------------------------------------
                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                                                      (a) [ ]
                                                                                                        (b) [ ]
                     SEC USE ONLY
 3
---------------------------------------------------------------------------------------------------------------
                     SOURCE OF FUNDS*
 4
                     OO
---------------------------------------------------------------------------------------------------------------
                     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5                   PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                            [ ]

---------------------------------------------------------------------------------------------------------------
                     CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                     U.S.A.
---------------------------------------------------------------------------------------------------------------
                     SOLE VOTING POWER
 NUMBER OF      7
   SHARES            0
BENEFICIALLY --------------------------------------------------------------------------------------------------
  OWNED BY           SHARED VOTING POWER
    EACH        8
 REPORTING           4,806,391 (1)
   PERSON    --------------------------------------------------------------------------------------------------
    WITH             SOLE DISPOSITIVE POWER
                9
                     0
             --------------------------------------------------------------------------------------------------
                     SHARED DISPOSITIVE POWER
               10
                     4,806,391 (1)
---------------------------------------------------------------------------------------------------------------
                     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
 11                  PERSON

                     4,806,391
---------------------------------------------------------------------------------------------------------------
                     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
 12                  CERTAIN SHARES*
                                                                                                            [ ]

---------------------------------------------------------------------------------------------------------------
                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
                     26.9%
---------------------------------------------------------------------------------------------------------------
                     TYPE OF REPORTING PERSON*
 14
                     OO (Receiver)
---------------------------------------------------------------------------------------------------------------

(1)   See Item 5 herein.

*     See Instructions Before Filling Out!

Item. 1. Security and Issuer.

      This Amendment No. 3 to Schedule 13D relates to shares of common stock, no par value (the "Common Stock"), of Startech Environmental Corporation, a Colorado corporation (the "Issuer"). This Amendment No. 3 amends the initial statement on Schedule 13D, filed with the Securities and Exchange Commission (the "Commission") on July 28, 2003, as previously amended by Amendment No. 1 and Amendment No. 2 filed with the Commission on July 28, 2004 and August 27, 2004, respectively (the Schedule 13D as previously amended is herein referred to as the "Schedule 13D"). The address of the principal executive offices of the Issuer is 15 Old Danbury Road, Suite 203, Wilton, CT, 06897. On February 16, 2005, Mr. Arthur Steinberg was appointed temporary receiver of Northshore Asset Management, LLC, Saldutti Capital Management, L.P., Ardent Research Partners, L.P. and Ardent Research Partners, Ltd. pursuant to the Order described in Item
4. Receiver is in the process of confirming the facts and circumstances stated in the Schedule 13D and this Amendment No. 3 and, therefore, all statements made therein and herein are made based upon Receiver's current information and belief and subject to confirmation and future amendment.

Item. 2. Identity and Background.

      Item 2 of the Schedule 13D is amended by adding the following to the end thereof:

      "This Schedule 13D is also being filed on behalf of Arthur Steinberg, Esq., solely in his capacity as temporary receiver of Northshore Asset Management, LLC ("Northshore"), Saldutti Capital Management, L.P. ("SCM"), Ardent Research Partners, L.P. ("Ardent Domestic") and Ardent Research Partners, Ltd. ("Ardent Offshore") appointed pursuant to the Order described in Item 4 ("Receiver"). Receiver's business address is c/o Kaye Scholer LLP, 425 Park Avenue, New York, NY 10022 and his principal occupation is an attorney and partner at Kaye Scholer LLP, a law firm, at the address set forth above. Receiver is a citizen of the United States.

      During the past five years, Receiver has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Receiver becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      During February 2005, the Court entered on the Order which, among other things, preliminary enjoined (x) Northshore, SCM, Ardent Domestic, Ardent Offshore, Kevin Kelley, a member and former Chief Executive Officer of Northshore, Robert Wildeman, a member and former Chief Operating Officer of Northshore and Glenn Sherman, a member and former President of Northshore, from violating Section 17(a) of the Securities Act of 1933, as amended, Section 10(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Exchange Act Rule 10b-5 and (y) Northshore, SCM, Kevin Kelley, a member and former Chief Executive Officer of Northshore, Robert Wildeman, a member and former Chief Operating Officer of Northshore and Glenn Sherman, a member and former President of Northshore, from violating Sections 206(1) and 206(2) of the Investment Advisors Act of 1940, as amended. The Order is attached as an Exhibit hereto."

                                                              Page 7 of 10 Pages

Item. 3. Source and Amount of Funds and Other Consideration

      Item 3 of the Schedule 13D is amended by adding the following to the end thereof:

      "Receiver may be deemed to share beneficial ownership of the shares of Common Stock reported herein due to being appointed Receiver of Northshore, SCM, Ardent Domestic and Ardent Offshore. These entities and their subsidiaries and affiliates hold the shares of Common Stock reported herein. See Item 5."

Item. 4. Purpose of Transaction.

      Item 4 of the Schedule 13D is amended by adding the following to the end thereof:

      "Pursuant to an order of the United States District Court for the Southern District of New York (the "Court"), dated February 16, 2005, in connection with the Securities and Exchange Commission v. Northshore, SCM, Ardent Domestic, Ardent Offshore, Kevin Kelley, Robert Wildeman, and Glenn Sherman (the "Order"), Arthur Steinberg, Esq. was appointed to act as temporary receiver for Northshore, SCM, Ardent Domestic and Ardent Offshore. Receiver's appointment was made to (1) preserve the status quo, (2) ascertain the financial condition of Northshore, SCM, Ardent Domestic and Ardent Offshore, and the disposition of investor funds, (3) prevent further dissipation of Northshore's, SCM's, Ardent Domestic's and Ardent Offshore's property and assets, to prevent loss, damage, and injury to investors, (4) preserve Northshore's, SCM's, Ardent Domestic's and Ardent Offshore's books, records, and documents, and (5) be available to respond to investor inquiries.

      To effectuate the foregoing, Receiver was empowered under the Order to, among other things, take and retain immediate possession and control of all of Northshore's, SCM's, Ardent Domestic's and Ardent Offshore's (and their respective subsidiaries' and affiliates') assets and property, and all books, records, and documents of Northshore, SCM, Ardent Domestic and Ardent Offshore (and their respective subsidiaries and affiliates), and all of Northshore's, SCM's, Ardent Domestic's and Ardent Offshore's (and their respective subsidiaries' and affiliates') rights and powers with respect thereto.

      A copy of the Order is attached hereto.

      Due to the powers and authority conveyed upon Receiver by the Order, Receiver may be deemed to share beneficial ownership of the shares of Common Stock reported herein. See Item 5.

      Receiver, Northshore, Astor, Circle Trust, Ardent Domestic, Ardent Offshore and NSCT, LLC may from time to time or at any time dispose of some or all of the shares of Common Stock reported herein after receipt of an order of the United States District Court for the Southern District of New York authorizing Receiver to dispose of the same. A registration statement on Form S-1 (Registration No. 333-119668) filed with the Securities and Exchange Commission by the Issuer with respect to, among other things, the sale of the shares reported herein is currently effective."

Item. 5. Interest in Securities of the Issuer.

                                                              Page 8 of 10 Pages

      Item 5 of the Schedule 13D is amended by adding the following to the end thereof:

      "a. Pursuant to the Order described in Item 4, Receiver may be deemed to beneficially own 4,806,391 shares of Common Stock, which constitute approximately 26.9% of the outstanding shares of Common Stock (based on 17,859,249 shares of Common Stock outstanding as of March 21, 2005, according to the Issuer's most recent Form 10-Q filed March 22, 2005) due to the following:
(i) 3,558,347 shares of Common Stock held by Northshore for the account of Astor Fund LLC, a Delaware limited liability company managed by Northshore ("Astor"),
(ii) 1,000,000 shares of Common Stock held by Circle Trust Company, a subsidiary of NSCT, LLC, which in turn is a subsidiary of Northshore ("Circle Trust"), and
(iii) 248,044 shares of Common Stock held by Ardent Domestic and Ardent Offshore, investment funds that are managed by SCM, which is owned by Northshore.

      Receiver may be deemed to beneficially own 3,558,347 shares of Common Stock held by Astor, which are held for Astor's account by Northshore. Such shares which constitute approximately 19.9% of the outstanding shares of Common Stock (based on 17,859,249 shares of Common Stock outstanding as of March 21, 2005, according to the Issuer's most recent Form 10-Q filed March 22, 2005).

      Receiver may be deemed to beneficially own 1,000,000 shares of Common Stock held by Circle Trust (NSCT, LLC may also be deemed the beneficial owner of such shares as Circle Trust is its subsidiary), which constitute approximately 5.6% of the outstanding shares of Common Stock (based on 17,859,249 shares of Common Stock outstanding as of March 21, 2005, according to the Issuer's most recent Form 10-Q filed March 22, 2005).

      Receiver may be deemed to beneficially own 248,044 shares of Common Stock held by Ardent Domestic and Ardent Offshore, which constitute approximately .01% of the outstanding shares of Common Stock (based on 17,859,249 shares of Common Stock outstanding as of March 21, 2005, according to the Issuer's most recent Form 10-Q filed March 22, 2005).

      b. Receiver may be deemed to have shared power to direct the voting and disposition of 4,806,391 shares held in the aggregate by Northshore, Astor, NSCT, LLC, Circle Trust, Ardent Domestic and Ardent Offshore and those entities may be deemed to have shared power to direct the voting and disposition with Receiver of the shares of Common Stock held thereby.

      c. Mr. Steinberg was appointed Receiver pursuant to the Order on February 16, 2005."

Item. 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Item 6 of the Schedule 13D is amended by adding the following to the end thereof:

      "For a description of the Order see Item 5. The Order is attached as an Exhibit hereto."

Item. 7. Material to be Filed as Exhibits.

                                                              Page 9 of 10 Pages

      Item 7 of the Schedule 13D is amended by adding the following to the end thereof:

      "The following additional documents are filed as exhibits to this Schedule 13D:

      a. Order of the United States District Court for the Southern District of New York, dated February 16, 2005.

      b. Joint Filing Agreement."

                                                             Page 10 of 10 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

April 7, 2005

                                  ARTHUR STEINBERG, as Receiver of Northshore
                                  Asset Management, LLC, and such of their affiliates and subsidiaries to the extent contemplated by the Order dated February 16, 2005 entered in the Receivership case pending in the United States District Court for the Southern District of New York

                                  By: /s/  Arthur Steinberg
                                      --------------------------------------
                                      Name:  Arthur Steinberg
                                      Title:  Temporary Receiver